SCORPIO BULKERS INC.

9, Boulevard Charles III

MC 98000 Monaco

VIA EDGAR	December 13, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549-7010

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Scorpio Bulkers Inc.

Registration Statement on Form F-4 (No. 333-192247)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-4 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2013, as amended, be accelerated so that it will be made effective at 10:00 a.m. Eastern Standard Time on December 17, 2013, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

SCORPIO BULKERS INC.

By:	/s/ Hugh Baker
Name: Hugh Baker
Title: Chief Financial Officer